30 3/7/05

BB

SECURIT 05036565 ISSION

RECEIVED
FEB 2 5 2005
SEC MAIL PROCESSING SECTION WASH. D.C. 202

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

D. Weckstein & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York	**New York**	**10169**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Weckstein **(212) 986-3422**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, **Donald Weckstein**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **D. Weckstein & Co., Inc.**, as of **December 31,2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald E. Weckstein

Signature

President

Title

Margaret M Sapienza

Notary Public

MARGARET M. SAPIENZA
Notary Public, Sate of New York
No. 43-4966635
Qualified in Richmond County
Commission Expires May 14, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARKOUH • FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
D. Weckstein & Co., Inc.:

We have audited the accompanying statement of financial condition of D. WECKSTEIN & CO., INC. as of December 31, 2004 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. Weckstein & Co., Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farkouh, Furman & Faccio
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 21, 2005

460 PARK AVENUE, NEW YORK, NY 10022 • T 212 245-5900 • F 212 586-3240

D. WECKSTEIN & CO., INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2004

ASSETS

Cash	$ 292,226
Marketable securities, at market value	141,790
Commissions receivable	27,871
Interest receivable	569
Broker fee receivable	12,100
Due from shareholder	426
Prepaid expenses	7,618
Furniture, fixtures and equipment (less $68,806 of depreciation)	5,329
Security deposits	5,600
	$ 493,529

LIABILITIES

Accounts payable and accrued expenses	$ 19,058
Payroll taxes payable	63,060
Bank overdraft	83,936
New York City taxes payable	4,202
Deferred New York City taxes	2,921
	173,177

STOCKHOLDER'S EQUITY

Common stock - no par value; 200 shares authorized; 40 shares issued and outstanding	40,000
Additional paid-in capital	210,000
Retained earnings	40,273
Unrealized gain on securities	30,079
Total stockholder's equity (statement attached)	320,352
	$ 493,529

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions		$ 727,681
Net dealer trading gain		80,410
Interest and dividends		2,837
Investment banking		31,850
		842,778
Expenses:		
Officer's compensation and benefits	$ 300,631	
Employee compensation and benefits	176,495	
Payroll taxes	23,996	
Clearance	70,397	
Equipment rental	60,249	
Rent	55,850	
Travel and entertainment	19,019	
Telephone	11,092	
Professional fees	38,630	
Office expense	9,380	
Dues and subscriptions	9,430	
Insurance	3,506	
Office supplies	4,035	
Miscellaneous	2,372	
Registration	3,655	
Research	5,100	
Contributions	1,000	
NASD penalties	13,000	
Depreciation	3,441	811,278
Income before New York City taxes		31,500
New York City taxes		6,985
NET INCOME (TO STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY)		$ 24,515

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	UNREALIZED GAIN/(LOSS) ON SECURITIES	TOTAL
BALANCE AT JANUARY 1, 2004	$ 40,000	$ 210,000	$ 15,758	$ 30,079	$ 295,837
Net income (statement attached)			24,515		24,515
BALANCE AT DECEMBER 31, 2004	$ 40,000	$ 210,000	$ 40,273	$ 30,079	$ 320,352

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income		$ 24,515
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 3,441	
Decrease in marketable securities, at market value	70,635	
(Increase) in due from broker	(22,038)	
(Increase) in commissions receivable	(13,950)	
(Increase) in prepaid expenses	(736)	
(Decrease) in accounts payable and accrued expenses	(4,745)	
(Decrease) in payroll taxes payable	(10,925)	
Increase in bank overdraft	21,918	
Decrease) in due to broker	(28,559)	
Increase in New York City taxes payable	2,096	17,137
INCREASE IN CASH AND CASH EQUIVALENTS		41,652
Cash and cash equivalents - January 1, 2004		250,574
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2004		$ 292,226

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for New York City taxes	$ 4,889

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1

AS AT DECEMBER 31, 2004

Total stockholders' equity		$ 320,352
Deferred New York City taxes		2,921
Deductions for non-allowable assets		(19,073)
Net capital before haircuts		304,200
Haircuts:		
Trading securities	$ (38,224)	
Undue concentration	(7,365)	(45,589)
NET CAPITAL		258,611
Minimum net capital requirement of 6 2/3% of aggregate indebtedness of $170,256 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$ 158,611
Ratio of aggregate indebtedness to net capital		0.6583

The focus report filed for the period ended December 31, 2004 differs from the above computations. An amended focus will be filed to reflect the above.

There are no material inadequacies in the accounting system, control procedures, and procedures for safeguarding securities of D. Weckstein & Co., Inc.

See the accompanying Independent Auditor's Report.

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2004
- Sheet 1 -

ORGANIZATION AND NATURE OF BUSINESS:

D. Weckstein & Co., Inc. (the "Company") is incorporated under the laws of the State of New York to engage in business as a broker-dealer. The Company is a member of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company conducts operations exclusively in New York, however, some customers are located in other states.

The Company operates as an introducing broker and does not hold funds or securities for customers, owe money or securities to customers, and does not carry accounts of, or for, customers. Revenue is derived principally from trading profits executed for the Company's principal account, from commissions received on security trades executed for customers, and from fees generated as an introducing broker.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

REVENUE RECOGNITION - Securities transactions and the related commission revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

SECURITIES – Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses from marketable securities traded in the normal course of business are reflected in net dealer trading gains or losses on the statement of income. Unrealized gains and losses from securities designated as held for investment are reflected in comprehensive income on the statement of changes in stockholder's equity.

FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods over expected useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the terms of the lease or the estimated life of the improvement.

INCOME TAXES:

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code whereby its income is taxed directly to the stockholder whether or not distributed. Accordingly, no federal or New York State income tax provision has been reflected. However, the Company conducts activities in New York City which does not recognize S Corporation status, and is thus liable for New York City corporate income taxes including an alternative tax based upon net income and officer's salary.

(Continued)

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2004
- Sheet 2 -

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

COMMITMENT AND RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date all unsettled trades at December 31, 2004 settled with no resulting liability to the company.

The Company agreed to extend its office lease to February 28, 2006. The fixed annual rental payments are $51,951 per annum plus escalation. The Company has the option to cancel the lease during the last year of the lease term provided that they give a six month notice.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $258,611, which was $158,611 in excess of its required net capital of $100,000. The Company's net capital ratio was .6583 to 1.

CONCENTRATION OF CREDIT RISK:

At December 31, 2004, all the marketable securities reflected in the Statement of Financial Condition are positions with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.